LIBERTY ALL-STAR FUNDS
1290 Broadway, Suite 1100

Denver, Colorado 80203

February 17, 2010

Via EDGAR

Ms. Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Liberty All-Star Equity Fund (811-04809 and 333-145600)

Liberty All-Star Growth Fund, Inc. (811-04537 and 333-106675)

Dear Ms. Hatch:

On behalf of the Registrants, set forth in the numbered paragraphs below are the Staff’s oral comments provided on February 5, 2010 to PRE 14A, accompanied by the Registrants’ responses to each comment.

STAFF COMMENTS

1.

Staff Comment:  Verify the term expiration date of the Trustees/Directors as several reflect a 2009 term end date.

Response:  The dates of the applicable Trustees/Directors have been corrected.

2.

Staff Comment:  In each of the new agreement disclosures, please clarify the fees paid were for fiscal year ended December 31, 2009 on pages 13 and 17.

Response:  The fee disclosure has been corrected to reflect the Staff’s comments.

3.

Staff Comment:  Verify how abstentions and broker non-votes will affect Proposals 3 and 4.

Response:  Disclosure has been added to reflect how abstentions and broker non-votes will affect Proposals 2 and 4.

* * * * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0711.

Very truly yours,

/s/ Stephanie Barres

Stephanie Barres

Secretary

cc:

K&L Gates LLP